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Exhibit 12.1

Statement Regarding
Computation of Ratios of Earnings to
Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(US$ in millions except ratios)	2011	2010	2009	2008	2007
Earnings(1)
Pretax income before noncontrolling interests(2)	$940	$3,050	$145	$1,537	$1,201
plus: Fixed Charges	436	465	443	503	449
Amortization of capitalized interest	19	15	16	13	11
Distributed income of equity investees	5	4	5	4	12
less: Capitalized interest	(16)	(21)	(26)	(18)	(15)
Preferred stock dividends	(34)	(67)	(78)	(78)	(40)
Earnings:	$1,350	$3,446	$505	$1,961	$1,618
Fixed Charges(1)
Capitalized interest	$16	$21	$26	$18	$15
Expensed interest	302	298	283	361	353
plus: Amortized premiums, discounts and capitalized debt expenditures	23	27	15	6	6
Estimate of interest within rental expense	61	52	41	40	35
Preferred stock dividends	34	67	78	78	40
Fixed charges:	$436	$465	$443	$503	$449
Ratio of Earnings/Fixed Charges	3.10	7.41	1.14	3.90	3.60

(1)
For the purpose of determining the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, earnings are defined as pretax income before noncontrolling interests in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of the registrant and consolidated subsidiaries.

(2)
Includes a pretax gain of $2,440 million related to the May 2010 sale of Bunge's Brazilian fertilizer nutrients assets.

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  Exhibit 12.1
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends